UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           STARLIMS Technologies Ltd.
                           --------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 1.0 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M8484K 109
                                   ----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 22, 2010
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M8484K 109


1   NAME OF REPORTING PERSON: Itschak Friedman

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)[ ]
                                                                          (b)[X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  -0- Ordinary Shares
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  -0- Ordinary Shares


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                             -0- Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14  TYPE OF REPORTING PERSON:  IN




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


CUSIP No.  M8484K 109


1   NAME OF REPORTING PERSON:  Dinu Toiba

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)[ ]
                                                                          (b)[X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  -0- Ordinary Shares
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  -0- Ordinary Shares


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                             -0- Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14  TYPE OF REPORTING PERSON:  IN




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


CUSIP No.  M8484K 109


1   NAME OF REPORTING PERSON:  Chaim Friedman

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)[ ]
                                                                          (b)[X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  -0- Ordinary Shares
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  -0- Ordinary Shares


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                             -0- Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14  TYPE OF REPORTING PERSON:  IN

Item 1. Security and Issuer

         This Amendment No. 2 (the "Amendment") is filed by Itschak Friedman, Dinu Toiba and Chaim Friedman, the "Reporting Persons"), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3, 4 and 5 of the initial Statement on Schedule 13D filed by the Reporting Persons on October 10, 2008, as amended by Amendment No. 1 filed on February 9, 2010 (the initial
Schedule 13D and together with the Amendments, the "Statement"). The Statement relates to the ordinary shares, par value NIS 1.0 per share (the "Ordinary Shares"), of STARLIMS Technologies Ltd. (the "Issuer"), an Israeli company, whose principal executive offices are located at 32B Habarzel Street, Tel Aviv 69710, Israel.

Item 3.  Source and Amount of Funds

         ITEM 3 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         As further described in Item 4 below, as of the Effective Date of the Merger, as such terms are defined in Item 4 below, the Reporting Persons are no longer beneficial owners, or deemed to be beneficial owners (as the case may be), of the Issuer's Ordinary Shares.

Item 4.  Purpose of Transaction.

         ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         On March 22, 2010 (the "Effective Date"), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 14, 2009, by and among Abbott Investments Luxembourg Sarl, a company organized under the laws of Luxembourg ("Parent"), Scorpio Designated Corporation Ltd., an Israeli company and a wholly-owned subsidiary of Parent ("Merger Sub") and the Company, Merger Sub merged with and into the Issuer, and the Issuer became a wholly-owned subsidiary of Parent (the "Merger"). As a result of the Merger, each outstanding Ordinary Share of the Issuer (other than Ordinary Shares owned by the Issuer or any direct or indirect wholly-owned subsidiary of the Issuer and Ordinary Shares owned by Parent or Merger Sub) was converted into the right to receive $14.00 in cash (without interest and less any applicable withholding tax) (the "Merger Consideration").

         Accordingly, as of the Effective Date, each Ordinary Share of the Issuer held by the Reporting Persons was converted into the right to receive the Merger Consideration and, this Amendment is being filed to reflect that as of the Effective Date, the Reporting Persons are no longer the beneficial owners of any Ordinary Shares and, consequently, none of the Reporting Persons may be deemed to be beneficial owners of any Ordinary Shares as of such date.

Item 5.    Interest in Securities of Issuer.

         ITEM 5 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         (a) As a result of the Merger, as of the Effective Date none of the Reporting Persons any longer has, or may be deemed to have, beneficial ownership of any Ordinary Shares of the Issuer.

         (b) As a result of the Merger, as of the Effective Date none of the Reporting Persons has any voting or dispositive powers with respect to any Ordinary Shares of the Issuer.

         (c) Other than the Merger, as described herein, none of the Reporting Persons has engaged in any transactions in the Issuer's Ordinary Shares since February 9, 2010, the date on which the Amendment No. 1 to Schedule 13D was filed.

         (d) Not applicable.




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




         (e) On March 22, 2010, the Reporting Persons ceased to be beneficial owners of more than 5% of the Ordinary Shares.
















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


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  March 22, 2010



                                            /s/ Itschak Friedman
                                            --------------------
                                            Itschak Friedman



                                            /s/Dinu Toiba
                                            -------------
                                            Dinu Toiba



                                            /s/Chaim Friedman
                                            -----------------
                                            Chaim Friedman





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